October 3, 2024

Martin Lacoff
Chief Financial Officer
Belpointe PREP, LLC
255 Glenville Road
Greenwich, CT 06831

        Re: Belpointe PREP, LLC
            Form 10-K for the fiscal year ended December 31, 2023
            Filed March 29, 2024
            File No. 001-40911
Dear Martin Lacoff:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction